[WASTE MANAGEMENT LETTERHEAD]
June 22, 2006
Via EDGAR
Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Waste Management, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2005 File No. 001-12154
Dear Mr. Hartz:
     Thank you for your letter of June 16, 2006. We submit the following response to your comment (included below in italics).
Tax Matters
1.	In future filings, you should explain how you differentiate between your valuation account recorded pursuant to SFAS 109 and your tax reserve account recorded pursuant to SFAS 5. As you know the criteria for recording a valuation against a deferred tax asset is a more likely than not standard and the criteria for recording a contingency under SFAS 5 is probable and estimable, a higher hurdle on the probability scale. We assume that the judgments related to the valuation account are based on the assumption that all tax positions are reasonable and the valuation relates only to those uncertainties that are unrelated to a potential disallowance, such as the availability of appropriate taxable income and so on.
Further, we note the following:
•	All but one of the tax positions included in the reserve as of January 1, 2005 represented tax uncertainties entered into in the ordinary course of business;

•	You have had only one material tax position for which a deduction has been disallowed in the past three fiscal years;

•	The IRS audits for the 2002-2003 tax years will not result in a disallowance

Mr. John Hartz
Securities and Exchange Commission
June 22, 2006

•	In general the overwhelming majority of your reserves for uncertain tax positions are ultimately reversed.
It would appear that your threshold for recognition of the related tax assets may have been too conservative. However you are in the best position to judge the realizability of a financial-statement benefit for a position taken for tax-return purposes.
As you know the FASB is due to issue a final interpretation concerning this issue, which will define the recognition criteria and provide for more transparent disclosures regarding uncertain tax positions. We encourage you to consider the issues raised in the Exposure Draft and the related deliberations, and to vigorously apply the appropriate accounting disclosures when the final interpretation becomes effective, beginning in 2007.
     The Company confirms that, in future filings, it will explain how it differentiates between its valuation account recorded pursuant to SFAS 109 and its tax reserve account recorded pursuant to SFAS 5. Specifically, the Company intends to expand its current disclosure included in the “Income taxes” section of its Summary of Significant Accounting Policies footnote to its financial statements. Therefore, the requested explanations will be included in its disclosure in the audited financial statements filed as part of its Forms 10-K. Additionally, the Company confirms the assumptions made by the Staff regarding the Company’s judgments related to its valuation account. Finally, the Company will continue to consider the issues raised by the FASB’s Exposure Draft and the related deliberations and intends to fully comply with generally accepted accounting principles, including the FASB’s interpretation concerning recognition criteria and disclosure requirements regarding uncertain tax positions.
     If you have any questions about the Company’s response or need additional information, please feel free to call me at (713) 512-6367.

Very truly yours,
/s/ Amanda K. Maki
Amanda K. Maki
Corporate Counsel

cc:	Ryan Rohn (via Facsimile 202-772-0369) David Steiner